Exhibit 2.7

EXECUTION COPY

          THIS UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of August 17, 2004, is entered into by and among ARE HOLDINGS, LLC, a Delaware limited liability company (“ARE”), ATLAS SUPERPARK, LTD, a Texas limited partnership (“Atlas”), and PARKING COMPANY OF AMERICA MANAGEMENT, LLC, a Delaware limited liability company (“PCAM” and, together with ARE and Atlas, the “Sellers” or the “PCA Group”), and MACQUARIE INFRASTRUCTURE ASSETS INC., a Delaware corporation (the “Purchaser” or “MIA”).

          WHEREAS, the Sellers own 12,557.33 issued and outstanding units (the “Units”) of PCAA Parent LLC, a Delaware limited liability company (the “Company”);

          WHEREAS, Macquarie Specialised Asset Management Limited, as trustee for and on behalf of Macquarie Global Infrastructure Fund A (“MGIF A”). Macquarie Specialised Asset Management 2 Limited, as trustee for and on behalf of Macquarie Global Infrastructure Fund B (together with MGIF A, “MGIF”). and MIA entered into a stock purchase agreement dated as of June 7, 2004 (the “MGIF Purchase Agreement”) pursuant to which MIA will purchase upon the closing of the transactions contemplated in the MGIF Purchase Agreement all of the issued and outstanding shares of Macquarie Americas Parking Corporation (“MAPC”);

          WHEREAS, pursuant to a letter dated June 24, 2004, Macquarie Infrastructure Assets LLC offered to cause MIA to offer to purchase the Units (as amended from time to time, the “Offer Letter”) subject to the terms and conditions set forth in the Offer Letter, and the Sellers accepted the offer in the Offer Letter; and

          WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Units, upon the terms and subject to the conditions set forth herein;

          NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Sellers and the Purchaser hereby agree as follows:

Section 1. PURCHASE AND SALE

     (a) Purchase and Sale of the Units. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall sell, assign, transfer, convey and deliver to the Purchaser the Units, free and clear of all security interests, pledges, liens, adverse claims or other encumbrances other than restrictions on transfer of the Units arising out of applicable laws, including blue sky or securities laws, of any state, country or governmental authority (“Encumbrances”) except (i) the Encumbrances created pursuant to the pledge and security agreement dated December 19, 2002 among MAPC, the PCA Group and Citibank, N.A., as pledgeholder (the “Pledge Encumbrance”) and (ii) the Encumbrances created pursuant to the Limited Liability Company Agreement, dated as of September 30, 2003 (as amended or supplemented, the “LLC Agreement”) of the Company (the “LLC Encumbrance”).

     (b) Purchase Price.

(i) In consideration of the sale and transfer of the Units, at the Closing the Purchaser shall pay and the Sellers shall receive a total purchase price of $22,207,966 (the “Purchase Price”), subject to adjustment pursuant to this Section 1 (b). The Purchaser shall deduct from the Purchase Price any amounts required to be withheld or deducted under the Internal Revenue Code of 1986, as amended, or other applicable law. Any amounts so deducted shall be remitted by the Purchaser to the appropriate governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body (“Governmental Authority”) on a timely basis and the Purchaser shall notify the Sellers in writing on the Closing Date of the amount of any such deduction or withholdings and the basis therefor.

(ii) The Purchase Price shall be adjusted by an amount equal to 31% of the difference between (1) the amount (if any) on the Closing Date of the Company’s and its subsidiaries’ cash in hand, cash in bank accounts and cash deposits and prepayments made by the Company or any of its subsidiaries pursuant to the terms of any lease agreement or real property purchase agreement entered into between August 11, 2004 and the Closing Date and funded by the cash of the Company or its subsidiaries in excess of the reserves that the Company is required to maintain under the loan agreement entered into on October 1, 2003 amongst Parking Company of America Airports, LLC, PCA Airports, Ltd., Parking Company of America Airports Phoenix, LLC and GMAC Commercial Mortgage Corporation (“GMAC Loan Agreement”) on the Closing Date (the “Cash”) and (2) $2,000,000 (the “Purchase Price Adjustment”).

(iii) Subject to clauses (i) and (ii) above, the Purchase Price shall be distributed as follows:

(1) ARE: $15,508,563 as adjusted by 69.83% of the Purchase Price Adjustment, if any, for 69.83% of the Units;

(2) Atlas: $1,428,713 as adjusted by 6.43% of the Purchase Price Adjustment, if any, for 6.43% of the Units; and

(3) PCAM: $5,270,691 as adjusted by 23.73% of the Purchase Price Adjustment, if any, for 23.73% of the Units.

The Purchaser shall be responsible for paying all property, sales, use, privilege, transfer, documentary, gains, stamp, duties, recording and similar taxes and fees (including any penalties, interest or additions but not including any taxes based on the income of any of the Sellers) imposed upon any party in connection with the transactions contemplated by this Agreement.

(iv) Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Units contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 a.m. New York time on the same date that the transactions contemplated by the MGIF Purchase Agreement are consummated (it being understood that the Purchaser shall provide the Sellers with at least two (2) business days advance notice of such date) provided that if all the conditions to the obligations of the parties set forth herein have not been satisfied or waived as of such date, the Closing shall occur at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing (the “Closing Date”).

(v) Closing Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser:

(1) such instruments of assignment and transfer as shall be necessary to transfer to the Purchaser the right, title and interest in and to the Units owned by the Sellers;

(2) receipt for the Purchase Price;

(3) a true and complete copy, certified by the Secretary or an Assistant Secretary of each Seller, of the resolutions duly and validly adopted by the Board of Directors or other governing body of such Seller evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(4) the certificate and other documents to be delivered by the Sellers as contemplated by Section 6; and

(5) such other documents and instruments reasonably requested by the Purchaser to consummate the transactions contemplated hereby.

(vi) Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers:

(1) the Purchase Price, as may be adjusted pursuant to this Section l(b), by wire transfer in immediately available funds to the bank account(s) in the United States designated by each Seller;

(2) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the Board of Directors of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(3) the certificate and other documents to be delivered by the Purchaser as contemplated by Section 6;

(4) a certificate, signed by an officer of the Purchaser, that sets forth in reasonable detail the principal components and procedures used to calculate the amount of Cash on the Closing Date and the calculation of the Purchase Price; and

(5) such other documents and instruments reasonably requested by the Sellers to consummate the transactions contemplated hereby.

     (c) Post-Closing Payments. After the Closing Date: (x) if any cash payments are made to Parking Company of America Airports LLC pursuant to Section 3.2(b) and (c) of the Asset Purchase Agreement dated July 28, 2003 among Airport Satellite Parking LLC (“Avistar”), certain of Avistar’s subsidiaries and Parking Company of America Airports LLC (the “Avistar Working Capital Adjustment Payment”), then the Purchaser shall promptly pay or cause the Company to pay to the Sellers an amount equal to 31% of the Avistar Working Capital Adjustment Payment, to be distributed among the Sellers in accordance with the percentages set out in Section l(b)(iii) and (y) if the amount reserved pursuant to Section 4.07 of the GMAC Loan Agreement, or any portion thereof (the “GMAC Deferred Purchase Payment Reserve Amount”), is released to the Company in accordance with the terms of the GMAC Loan Agreement, then the Purchaser shall promptly pay or cause the Company to pay to the Sellers an amount equal to 31% of the GMAC Deferred Purchase Payment Reserve Amount, to be distributed among the Sellers in accordance with the percentages set out in Section l(b)(iii).

Section 2. REPRESENTATIONS AND WARRANTIES OF THE SELLERS

          As used in this Agreement, “Knowledge” or “Known” means the actual knowledge after due inquiry of Alex Chaves, Alex Martin Chaves, Eric Chaves and Nadine Chaves. As an inducement to the Purchaser to enter into this Agreement, each Seller, jointly and severally hereby represents and warrants to the Purchaser as follows:

     (a) Organization, Authority and Qualification of the Sellers. Each Seller is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all necessary corporate, limited liability company or partnership power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each Seller, the performance by such Seller of its obligations hereunder and the consummation by such Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate, limited liability company or partnership action on the part of such Seller. This Agreement has been duly executed and delivered by each Seller.

     (b) Title to Units. The Units are owned of record and beneficially by the Sellers free and clear of all Encumbrances, except for the Pledge Encumbrance and the LLC Encumbrance, and each Seller has the authority to transfer and convey, valid and legal title of the Units to the Purchaser. Upon consummation of the transactions contemplated by this Agreement and registration of the Units in the name of the Purchaser in the records of the Company, the Purchaser, assuming it shall have purchased the Units for value in good faith and without notice of any adverse claim, will own all the Units free and clear of all Encumbrances except the Pledge

Encumbrance and the LLC Encumbrance. Upon consummation of the transactions contemplated by this Agreement, the Units will be fully paid and nonassessable. There are no agreements or arrangements in effect with respect to the voting or transfer of the Units other than the LLC Agreement and that certain Contribution Agreement, dated as of September 30, 2003 among the Sellers, the Company, Parking Company of America Airports Holdings, LLC (“PCAAH”) and New WAI Holdings, LP), and the Sellers do not have any interest in any options, warrants, convertible securities or other rights, agreements or commitments of any character relating to the membership units of, or other equity interests in, the Company other than the Units and the rights contemplated by the LLC Agreement.

     (c) No Conflict. The execution, delivery and performance of this Agreement by each Seller does not and will not (i) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws (or similar organizational documents) of such Seller, (ii) conflict with or violate any law or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority applicable to each Seller or any of their respective assets, properties or businesses or (iii) except as provided in the LLC Agreement, and subject to receipt of the GMAC Loan Consent and the Dallas Lease Consent (as such terms are defined in Section 6(b)(ii)), conflict in any material respect with, or result in any breach of, or constitute a default under any agreement to which such Seller is a party or by which it or any of its assets or properties may be bound. There are no material proceedings by any Governmental Authority or any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity (“Person”) pending, or, to the Knowledge of each Seller, threatened relating to or affecting the Sellers that would adversely affect the ability of the Sellers to perform their respective obligations under this Agreement.

     (d) Consents and Approvals. Except as provided in the LLC Agreement, there are no material consents, approvals, notices, waivers or authorizations that are necessary for the execution, delivery and performance by the Sellers of this Agreement.

     (e) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Seller.

Section 3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

          As an inducement to the Sellers to enter into this Agreement, the Purchaser hereby represents and warrants to the Sellers as follows:

     (a) Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and

(assuming due authorization, execution and delivery by each Seller) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

     (b) No Conflict. The execution, delivery and performance by the Purchaser of this Agreement does not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws of the Purchaser, (b) conflict with or violate any law or governmental order applicable to the Purchaser or (c) except as may result from any facts or circumstances relating solely to the Sellers, conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, which would adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by this Agreement.

     (c) Consents and Approvals. Except as provided in the LLC Agreement, there are no material consents, approvals, ratifications, waivers, governmental authorizations or other authorizations required to be obtained from any third party that are necessary for the execution, delivery and performance by the Purchaser of this Agreement.

     (d) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

     (e) Investment Purpose. The Purchaser is acquiring the Units solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

     (f) No Reliance. In making its decision to purchase the Units, the Purchaser has not relied on any information, representation or warranty, written or oral, provided or made by or on behalf of any of the Sellers, with respect to the Company or any of its subsidiaries.

Section 4. ADDITIONAL AGREEMENTS

     (a) Confidentiality. From the Closing Date through December 18, 2005 (the “Term”), each Seller agrees to, and shall cause its agents, representatives, affiliates, employees, officers and directors to treat and hold as confidential (and not disclose or provide access to any Person) information relating to trade secrets, processes, patent applications, product development, customer and supplier lists, pricing and marketing plans, operational or financial policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the Company and each subsidiary or the business of the Company and its subsidiaries, including any information provided to the Sellers pursuant to Section 4(g) (the “Confidential Information”); provided, however, that this sentence shall not apply to any information that, (a) at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by any Seller, its agents, representatives, affiliates, employees, officers or directors; (b) was independently developed by a Seller without any use of the Confidential Information; (c) is disclosed with the prior written approval of the Purchaser; or (d) is disclosed pursuant to the order or requirement of a Governmental Authority; provided, however, that prior to any such disclosure, the Sellers shall provide the Purchaser with prompt notice of such order or requirement in order to enable the Purchaser to seek an appropriate protective order or other remedy, to consult with such Governmental Authority with respect to the Purchaser’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Agreement; in the event that such protective order or other remedy is not obtained, or the Purchaser waives compliance, in whole or in part, with the terms of this Agreement, the Sellers will use reasonable efforts to disclose only that portion of the Confidential Information that is legally required to be disclosed and to ensure that all Confidential Information so disclosed will be accorded confidential treatment and, in the event that the Sellers shall have complied fully with the provisions of this Section 4(a), the Purchaser agrees that such disclosure may be made by the Sellers without any liability hereunder. Notwithstanding the foregoing, the Sellers agree to comply with the terms of the confidentiality agreements listed on Exhibit A hereto to the extent any of the Sellers possesses knowledge that would be subject to the terms of any of such agreements. Exhibit A shall be provided by the Purchaser within 30 days of the date of this Agreement.

          Notwithstanding anything in this Agreement or in any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, each Seller (and its representatives, agents and employees) may consult any tax advisor regarding the tax treatment and tax structure of the transaction contemplated by this Agreement and may at any time disclose to any Person, without limitation of any kind, the tax treatment and tax structure of such transaction and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure. The preceding sentence is intended to satisfy the requirements for the transaction contemplated herein to avoid classification as a “confidential transaction” in accordance with Treasury Regulations Section 1.6011-4(b)(3) and shall be interpreted consistent with such intent.

     (b) Further Assurances. Each Seller covenants and agrees to cooperate with the Purchaser and shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things, necessary or desirable under applicable law, as the Purchaser may reasonably request such Seller to take or do in connection with the initial public offering of equity securities (the “IPO”‘) of Macquarie Infrastructure Assets Trust (“MIAT”) or any of its subsidiaries. In connection therewith, each Seller shall promptly notify the Purchaser in writing of all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which would be reasonably likely to result in any breach of a representation or warranty or covenant of such Seller in this Agreement or which would be reasonably likely to have the effect of making any representation or warranty of such Seller in this Agreement untrue or incorrect in any respect.

     (c) Non-Competition. During the Term, the Sellers and their subsidiaries or affiliates (individually, collectively, or in any combination, as principal, partner, member, investor,

director, officer, agent, employee, consultant or otherwise) will not, without the express written approval of the Purchaser, directly or indirectly, engage in or otherwise have a material direct or indirect interest in any Competing Business. For purposes of this Section 4(c), a business shall be deemed to be a “Competing Business” if it is materially, engaged in providing off-airport commercial airport parking and transportation-related services at any commercial airport within North America. The parties acknowledge that (i) the restrictions contained in this Section 4(c) are reasonable and necessary in order to protect the Company’s and its subsidiaries’ legitimate interests and (ii) any violation of the restrictions contained in this Section 4(c) would result in irreparable injury to the Purchaser, the Company and its subsidiaries.

     (d) Non-Solicitation. During the Term, the Sellers agree that they and their subsidiaries and affiliates will not to solicit for, or divert or attempt to divert, directly or indirectly, any business of the Company or its subsidiaries. The Sellers agree that during the Term, they and their subsidiaries or affiliates (individually, collectively, or in any combination, as principal, partner, member, investor, director, officer, agent, employee, consultant or otherwise) shall not solicit or induce any person who at any time within the previous one year period shall have been an employee or independent contractor of the Company to become employed by or associated with any other person, firm or corporation, and the Sellers shall not approach any such employee or independent contractor for such purpose or authorize or knowingly approve the taking of such actions by any other person, firm or corporation or assist any such person, firm or corporation in taking such action. Additionally, the Sellers will not, directly or indirectly, induce or attempt to influence any employee or independent contractor of the Company to terminate his or her employment or any other relations with the Company.

     (e) Schedule K-1s. The Purchaser shall cause the Company to deliver to each of the Sellers no later than June 30, 2005 a Schedule K-l with respect to the operations of the Company during calendar year 2004. If the Closing Date occurs after December 31, 2004, the Purchaser shall cause the Company to promptly deliver to each Seller a Schedule K-l with respect to the operations of the Company after December 31, 2004 and up to and including the Closing Date.

     (f) Notification of Termination of Initial Public Offering. The Purchaser shall immediately notify the Sellers if it has determined, for whatever reason, to terminate or otherwise not pursue the initial public offering of MIAT or any of its subsidiaries in which event Sellers shall have a right of termination as provided in Section 7(a)(iii).

     (g) Access to Records. The Purchaser shall, upon reasonable notice during regular business hours, give the officers, employees and authorized agents and representatives of the Sellers access (including the right to make photocopies, at the expense of the Sellers’) to the books and records of the Company to the extent such books and records are then within the Purchaser’s control and (i) for a period of one year following the Closing Date, insofar as any such requests are reasonably required for the preparation of tax returns by any of the Sellers and relate to the business of the Company or its subsidiaries or (ii) after such initial one year period, only to the extent any such requests are reasonably necessary to respond to a tax audit of the Sellers and relate to the business of the Company or its subsidiaries, in the case of both clauses (i) and (ii) above, as conducted prior to and including the Closing Date.

     (h) Closing Conditions. (x) The Sellers shall use their commercially reasonable efforts to obtain the LLC Consents, the Dallas Lease Consent, the Promissory Note Termination and the Letter of Credit Replacement and to assist the Purchaser in obtaining the GMAC Loan Consent and the GMAC Guaranty Release and (y) the Purchaser shall use its commercially reasonable efforts to obtain the GMAC Loan Consent and the GMAC Guaranty Release and to assist the Sellers in obtaining the LLC Consents, the Dallas Lease Consent, the Promissory Note Termination and the Letter of Credit Replacement (as such terms are defined in Section 6(a) or 6(b)).

     (i) Substitute Member. The Purchaser shall use its commercially reasonable efforts to be admitted as a “Substitute Member” (as defined in the LLC Agreement) pursuant to Section 6(b)(vii) effective immediately following the Closing.

     (j) LLC Agreement Amendments. (i) Each Seller hereby agrees, pursuant to Section 12.6 of the LLC Agreement, to the amendment of the LLC Agreement to eliminate references to any Seller, its affiliates or its subsidiaries and related provisions, such amendment to be in a form satisfactory to the Purchaser and effective as of the Closing Date; provided, however, that during the Term such amendment will not alter any rights to indemnification that the PCA Group or its affiliates may have under Section 5.8 of the LLC Agreement and (ii) if the Sellers obtain the consents of each of the holders of units of the Company other than the PCA Group or such holders that, after the Closing, are controlled by MAPC, the LLC Agreement shall be amended to state that the obligations of the PCA Group under Section 12.19 of the LLC Agreement shall expire at the end of the Term.

     (k) Conforming Amendments. Immediately after the Closing, the Purchaser shall cause PCAAH, each of its direct and indirect subsidiaries, MAPC and Macquarie Securities (USA), Inc. in its capacity as a member of the Company (“MSI”) to enter into an agreement with the Sellers in form reasonably satisfactory to the Sellers to the effect that, except for the Excluded Agreements (as defined below), the parties agree that all agreements between any of the PCA Group, PCA Parking Company of America LLC (“PCA”) or Alex Chaves, Inc. (“ACI”), on the one hand, and PCAAH, any of its direct or indirect subsidiaries, MAPC or MSI on the other, entered into prior to the date of this Agreement (including, without limitation, the PCAA Parent LLC Members’ Agreement dated as of September 30, 2003 by and among the PCA Group, ACI, PCA and PCAAH), to the extent that they contain any provisions relating to confidentiality, noncompetition, nonsolicitation or restrictions on business opportunities, shall be deemed to be amended as of the Closing Date such that the term, provisions, restrictions, obligations and other matters covered by such provisions relating to confidentiality, noncompetition, nonsolicitation or restrictions on business opportunities are the same as the provisions contained in Sections 4(a), 4(c) and 4(d) of this Agreement (collectively, the “Restricting Provisions”) such that, as between the parties and except with respect to the Excluded Agreements, in no event shall the obligations of the Sellers with respect to the matters covered by the Restricting Provisions be broader than as provided in the Restricting Provisions. For purposes of this Section 4(k), the term “Excluded Agreements” means (i) all employment agreements, (ii) the Contribution Agreement referenced in Section 2(b) of this Agreement, (iii) the Noncompetition Agreements dated as of December 18, 2002 between the Company and each of Alex Martin Chaves, Eric Chaves, Renee Chaves Valdes, Alex Chaves, ARE, ACI, Atlas,

PCAM and PCA, (iv) the LLC Agreement, other than Section 12.19 of the LLC Agreement, unless such section has been amended as provided by Section 4(j) of this Agreement and (v) except as provided in the preceding clause (iv) with respect to the LLC Agreement, all agreements to which a person (x) other than the PCA Group, PCA or ACT or (y) other than PCAAH, any of its direct or indirect subsidiaries, MAPC or MSI is a party; provided, however, that the exclusion of such agreements shall in no way be deemed an admission or waiver by any of the parties with respect to the enforceability or unenforceability of such agreements.

Section 5. INDEMNIFICATION

     (a) Indemnification by the Sellers. Subject to the limitations set forth in Section 5(c) hereof, the Purchaser and its affiliates, officers, directors, employees, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) shall be, jointly and severally, indemnified and held harmless by each Seller for and against any and all debts, liabilities and obligations (whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable), and all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including any claim, action, suit, arbitration, inquiry, proceeding or investigation (any of the foregoing, an “Action”) brought or otherwise initiated by any of them) (hereinafter, collectively, a “Loss”), arising out of or resulting from:

(i) the breach of any representation or warranty made by the Sellers contained in this Agreement; or

(ii) the breach of any covenant or agreement by the Sellers contained in this Agreement.

To the extent that the Sellers’ undertakings set forth in this Section 5(a) may be unenforceable, each Seller shall contribute the maximum amount that it is permitted to contribute under applicable law to the payment and satisfaction of all Losses incurred by the Purchaser Indemnified Parties.

     (b) Indemnification by the Purchaser. Subject to the limitations set forth in Section 5(c) hereof, the Sellers and their affiliates, officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from:

(i) The breach of any representation or warranty made by the Purchaser contained in this Agreement; or

(ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement.

          To the extent that the Purchaser’s undertakings set forth in this Section 5(b) may be unenforceable, the Purchaser shall contribute the maximum amount that it is permitted to contribute under applicable law to the payment and satisfaction of all Losses incurred by the Seller Indemnified Parties.

     (c) Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement: (a) an Indemnifying Party (as defined below) shall not be liable for any claim for indemnification pursuant to Section 5(a) or 5(b), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $110,000 (the “Basket Amount”), after which the Indemnifying Party shall be liable for all Losses, including the Basket Amount and (b) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 5(a) or 5(b), as the case may be, shall be an amount equal to $1,600,000, net of insurance proceeds, it being agreed and understood that for purposes of determining the maximum amount of indemnifiable Losses that may be recovered from the Sellers, the maximum liability of the Sellers collectively shall not exceed $1,600,000 in the aggregate. Any claim for indemnification under this Section 5 shall be offset or reduced by the amount of any insurance proceeds or any tax benefit that the indemnified party may be entitled to as a result of such Loss. For purposes of this Agreement, “Indemnifying Party” means the Sellers or the Purchaser, as applicable, as the party responsible for indemnifying the other party hereto pursuant to this Section 5.

     (d) Tax Treatment. All amounts paid under the indemnification provisions of this Agreement shall be treated as adjustments to the Purchase Price for all tax purposes.

     (e) Third Party Claims.

(i) If any third party shall notify either the Sellers or the Purchaser (“Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other under this Section 5, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing within 30 days of the receipt of such notice. Such notice will contain in reasonable detail, the nature and the basis of the claim and the amount thereof, to the extent known, and any other relevant information in the possession of the Indemnified Party. No delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless the Indemnifying Party is prejudiced thereby.

(ii) The Indemnifying Party shall have the right at any time to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice, reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld or delayed) unless the judgment or proposed settlement involves only the payment of money damages and does not impose any equitable relief upon the Indemnified Party.

(iii) Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 5(e)(ii) above, however, the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate.

(iv) In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld or delayed).

(v) The Indemnifying Party or the Indemnified Party, as the case may be, who is controlling the defense of the Third Party Claim shall keep the other fully informed of such claim at all stages thereof. The parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any Third Party Claim.

     (f) Survival of Representations and Warranties.

(i) The representations and warranties of each Seller contained in Section 2 of this Agreement shall survive the Closing until the 18 month anniversary of the Closing; provided, however, that the representations and warranties made pursuant to Sections 2(a) and 2(b) shall survive indefinitely. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Purchaser to such Seller, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(ii) The representations and warranties of the Purchaser contained in Section 3 of this Agreement shall survive the Closing until the 18-month anniversary of the Closing; provided, however, that the representations and warranties made pursuant to Section 3(a) shall survive indefinitely. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by any Seller to the Purchaser, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

     (g) Exclusive Remedy. The indemnification provisions set forth in this Agreement are the exclusive remedies of the Purchaser and the Sellers arising out of or in connection with this Agreement and the transactions contemplated hereby.

Section 6. CONDITIONS TO CLOSING

     (a) Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of the following condition:

(i) Representations, Warranties and Covenants. (1) The representations and warranties of the Purchaser contained in Section 3 of this Agreement shall have been true and correct when made and shall be true and correct as of the Closing Date with the same force and effect as if made as of the Closing Date; (2) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing Date shall have been complied with in all material respects; and (3) the Sellers shall have received a certificate of the Purchaser to such effect signed by a duly authorized executive officer.

(ii) No Proceeding or Litigation. No action shall have been commenced, or threatened in writing, by or before any Governmental Authority against either any Seller or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of such Seller, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that the provisions of this Section 6(a)(ii) shall not apply if such Seller has directly or indirectly solicited or encouraged any such action.

(iii) Escrow Release. The Purchaser shall have executed a letter addressed to each of the Sellers, PCA and Wilmington Trust Company, substantially in the form of the Form of Instruction Letter attached as Schedule B to the escrow agreement dated as of December 18, 2002 by and among MAPC, the PCA Group (as such term is defined in the Escrow Agreement) and Wilmington Trust Company, as escrow agent (the “Escrow Agreement”), irrevocably instructing Wilmington Trust Company to release promptly to the Sellers $500,000, plus all interest accrued thereon, held in escrow by Wilmington Trust Company pursuant to the Escrow Agreement, such amount to be distributed among the Sellers in accordance with the proportions set forth in Schedule A to the Escrow Agreement.

(iv) Waivers. The Company shall have (i) waived its right of first refusal provided for in Section 10.10 of the LLC Agreement (the “Right of First Refusal”); (ii) received a waiver of the Right of First Refusal from PCAAH addressed to each of the Sellers and to the Purchaser; and (iii) received waivers of the tag along rights provided for in Section 10.12 of the LLC Agreement from PCAAH, New WAI Holdings, L.P., Richard West, Frank Lemieux and MSI addressed to each of the Sellers and to the Purchaser, and the Sellers shall been provided with copies of the waivers in clauses (i), (ii) and (iii) above (the “LLC Waivers”).

(v) Consents to Transfer. Pursuant to Section 10.1 of the LLC Agreement, each of the Sellers shall have received the affirmative vote or consent of a Majority Interest (as defined in the LLC Agreement) to the transfer of the Units in accordance with this Agreement (the “LLC Consents”).

(vi) Release of GMAC Guaranties. The Purchaser shall have secured a release of the personal guaranties issued by Alex Chaves and Alex Martin Chaves in connection with the GMAC Loan Agreement (“GMAC Guaranty Releases”).

(vii) Termination of Revolving Promissory Note. The right of the Company to borrow funds pursuant to the revolving promissory note dated February 25,2004 issued to PCAM shall have been terminated by the Company, and the outstanding principal amount and accrued and unpaid interest on such revolving promissory note, if any, shall have been paid to PCAM (the “Promissory Note Termination”).

(viii) Letter of Credit Replacement. The letter of credit provided by PCAM under the terms of that certain Lease Agreement dated February 8, 1995 between the Company and Norman Kurland et al, as landlord (the “Letter of Credit”) shall have been replaced such that PCAM shall have no liabilities or obligations under the Letter of Credit after the Closing Date (the “Letter of Credit Replacement”).

(ix) Admission of Purchaser as a Substitute Member. The Purchaser shall have been admitted as a Substitute Member.

(x) LLC Agreement Amendments. The LLC Agreement shall have been amended as contemplated by Section 4(j), subject to the condition set forth therein.

(xi) GMAC Loan Consent. The Sellers shall have received a copy of the GMAC Loan Consent (as such term is defined in Section 6(b)(ii)).

     (b) Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(i) Representations, Warranties and Covenants. (1) The representations and warranties of each Seller contained in Section 2 of this Agreement shall have been true and correct when made and shall be true and correct as of the Closing Date with the same force and effect as if made as of the Closing Date, (2) the covenants and agreements contained in this Agreement to be complied with by each Seller on or before the Closing Date shall have been complied with and (3) the Purchaser shall have received a certificate of the Sellers to such effect signed by a duly authorized executive officer.

(ii) Consents and Approvals. The Purchaser shall have received, each in form and substance satisfactory to the Purchaser, all authorizations, consents, approvals, notices or waivers of all Governmental Authorities and officials necessary to consummate the transactions contemplated by this Agreement and under the following agreements with third parties: (x) Loan Agreement dated as of October 1, 2003, by and among Parking Company of America Airports, LLC, PCA Airports, Ltd., Parking Company of America Airports Phoenix, LLC and GMAC Commercial Mortgage Corporation (the “GMAC Loan Consent”) and (y) Lease Agreement dated February 17, 1998 between Parking Company of America Airports, LLC, as tenant, and Charlisa L. Brown, as landlord, as amended and supplement, for the property located at 5100 West John Carpenter Freeway, Irving, Dallas County, Texas 75063 (the “Dallas Lease Consent”). Each Seller and the Purchaser agree that, in the event that any consent, approval, notice, waiver or authorization is not obtained or made prior to the Closing, each Seller will, subsequent to the Closing, cooperate with the Purchaser, the Company or any subsidiary thereof in attempting to obtain or make such consent, approval, notice, waiver or authorization as promptly thereafter as practicable.

(iii) Financing. MIAT shall have completed its IPO.

(iv) MGIF Closing. The transactions contemplated by the MGIF Purchase Agreement shall have closed.

(v) Waivers. The Purchaser shall have received a copy of each of LLC Waivers.

(vi) Resignation. The Company shall have received the resignation of the PCA Board Member (as that term is defined in the LLC Agreement).

(vii) Admission of Purchaser as a Substitute Member. The Purchaser shall have been admitted as a Substitute Member effective immediately following the Closing.

(viii) Release of GMAC Guaranties. The Purchaser shall have received a copy of the GMAC Guaranty Releases.

Section 7. TERMINATION

     (a) Termination. This Agreement may be terminated at any time prior to the Closing:

(i) by the Purchaser if, between the date hereof and the Closing (1) the MGIF Purchase Agreement shall have been terminated in accordance with its terms; (2) any representations and warranties of any Seller contained in this Agreement shall not have been true and correct when made; (3) the Sellers shall not have complied with the covenants or agreements contained in this Agreement to be complied with by it; provided, however, that for purposes of clause (3) above, Purchaser shall have no right to terminate under this clause until Purchaser has notified the Sellers of such failure to comply and such failure has continued without cure for a period of ten (10) days after the notice thereof; or (4) the GMAC Loan Consent or the Dallas Lease Consent have not been obtained as of the date that the Purchaser or its affiliate commences the printing of the preliminary prospectus to be used in connection with the road show for the IPO (it being agreed that the Purchaser shall keep the Sellers reasonably informed as to the expected printing date).

(ii) by the Sellers if, between the date hereof and the Closing, (1) the MGIF Purchase Agreement shall have been terminated in accordance with its terms, (2) any representations and warranties of the Purchaser contained in this Agreement shall not have been true and correct when made or (3) the Purchaser shall not have complied with the covenants or agreements contained in the Agreement to be complied with by it, provided, however, that, for purposes of clause (3) above the Sellers shall have no right to terminate under this clause until Sellers have notified the Purchaser of such failure to comply and such failure has continued without cure for a period of ten (10) days after the notice thereof;

(iii) by either the Sellers or the Purchaser if (1) Purchaser has notified Sellers that it is no longer pursuing the initial public offering of MIAT or its subsidiaries, (2) any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable or (3) the Closing shall not have occurred by November 30, 2004, or such later date as may be agreed by the parties to the MGIF Purchase Agreement as termination date under the MGIF Purchase Agreement (but in no event later than six (6) months from the date hereof); provided, however, that the right to terminate this Agreement under this clause (3) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; provided further that the Purchaser shall promptly notify the Sellers if the termination date under the MGIF Purchase Agreement is extended beyond November 30, 2004, and such notice shall identify the new termination date; or

(iv) by the mutual written consent of the Sellers and the Purchaser.

     (b) Effect of Termination. In the event of termination of this Agreement as provided in this Section 7, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (i) as set forth in Section 8(g) of this Agreement and (ii) that nothing herein shall relieve either party hereto from liability for any breach of this Agreement.

Section 8. GENERAL PROVISIONS

     (a) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the addresses set forth on the signature pages hereof (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8(a)).

     (b) Miscellaneous. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between each Seller and the Purchaser with respect to the subject matter hereof. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     (c) Assignment, Amendment and Waiver. This Agreement may not be assigned by operation of law or otherwise without the express written consent of each Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of such Seller or the Purchaser); provided, however, that the Purchaser may assign this Agreement or any of its rights and obligations hereunder to one or more affiliates of the Purchaser without the consent of the Sellers so long as the Purchaser remains liable hereunder. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, each Seller and the Purchaser; provided further, however, that either party to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (iii) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

     (d) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

     (e) Governing Law; Submission to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (i) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waive, and agree not to assert any claim that it is not subject personally to the jurisdiction of the above-named courts or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

     (f) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

     (g) Expenses. The Purchaser shall pay the legal expenses, reasonably incurred and accompanied by invoices (which invoices need not specify in detail the nature of the tasks performed), of the Sellers in connection with this Agreement and the transactions contemplated hereby, up to a maximum amount of $75,000, whether or not the Closing shall have occurred.

          IN WITNESS WHEREOF, the Sellers and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Sellers’ Address:	ARE HOLDINGS, LLC

c/o Parking Company of	By: PCA Parking Company of America, LLC
America Management,	Its: Managing Member
LLC
11101 Lakewood Blvd	By: Alex Chaves Inc.
Downey, CA 90241	Its: Managing Member
Telecopy:
Attention: Alex Chaves		By:	/s/ Alex Martin Chaves

Name: Alex Martin Chaves
Title: President

ATLAS SUPERPARK, LTD.

By: PCA Houston Hobby G.P., LLC
Its: General Partner

By: ARE Holdings, LLC.
Its: Managing Member

By: PCA Parking Company of America, LLC
Its: Managing Member

By: Alex Chaves Inc.
Its: Managing Member

			By:	/s/ Alex Martin Chaves

Name: Alex Martin Chaves
Title: President

PARKING COMPANY OF AMERICA MANAGEMENT, LLC

By: PCA Parking Company of America, LLC
Its: Managing Member

By: Alex Chaves Inc.
Its: Managing Member

	By:	/s/ Alex Martin Chaves

Name: Alex Martin Chaves
Title: President

[Signature Page: PCA Group Unit Purchase Agreement]

Purchaser’s Address:	MACQUARIE INFRASTRUCTURE ASSETS INC.

Macquarie Infrastructure
Assets, Inc.	By:	/s/ Peter Stokes
600 5th Avenue
21st Floor		Name: Peter Stokes
New York, New York		Title: Chief Executive Officer
Telecopy: (212) 581 8037
Attention: Peter Stokes

[Signature Page: PCA Group Unit Purchase Agreement]